[Hard Rock Letterhead]

December 20, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hard Rock Hotel Holdings, LLC
Registration Statement on Form 10

Ladies and Gentlemen:

Concurrently herewith Hard Rock Hotel Holdings, LLC (the “Company”) is filing a Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company was formed in January 2007 by DLJ Merchant Banking Partners (“DLJMB”) and Morgans Hotel Group Co. (“Morgans”) (File No. 000-51802) to acquire the Hard Rock Hotel & Casino in Las Vegas, Nevada (the “Hard Rock”) and certain related assets. The closing of this acquisition occurred on February 2, 2007. The Company’s debt and equity securities are privately held.

The Company is filing the Form 10 solely to comply with Nevada gaming laws, which require as a condition to receiving a gaming license and other approvals without the necessity of investors in DLJMB’s private equity funds being found suitable by the gaming regulators, the Company must become a reporting company under the Exchange Act. Until the necessary gaming approvals have been obtained, the Company is prohibited from receiving any revenues of the casino at the Hard Rock. As a result, the Company has entered into a definitive lease agreement with a third party casino operator for all gaming and related activities at the casino under which the casino operator is paid a management fee. Once the Company has satisfied all conditions to obtain the necessary gaming approvals, including becoming a reporting company under the Exchange Act, the Company anticipates that it will assume the gaming operations at the casino.

The third party casino operator has provided the Company with a notice of termination purporting to terminate the lease as of February 2, 2008. While the Company does not believe that the casino operator has the right to terminate the lease on that date, the Company has entered into an agreement with a replacement operator should its services become necessary.

Under Section 12(g)(1) of the Exchange Act, the Form 10 will become effective 60 days after filing (February 18, 2008), or within such shorter period as the Securities and Exchange Commission may direct. Given the management fees associated with using a replacement operator, the Company would like to work with the Staff in an effort intended to have the Form 10 declared effective prior to February 18, 2008, if practicable. The Company understands the workload of the Staff, especially during the holiday season.

Please call John Huber at (202) 637-2242 or David Zaheer at (213) 891-8045 to discuss this filing, each of whom is of Latham, the Company’s outside counsel.

Very truly yours,

/s/ Richard Szymanski